UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of June, 2016
Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐             No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐             No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of Annual General Meeting of Shareholders

Atento S.A. (the “Company”) held its 2016 Annual General Meeting of Shareholders (the “Annual Meeting”) on May 31, 2016 at the registered office of the Company, 4 rue Lou Hemmer, L-1748 Luxembourg Findel. A total of 70,856,157 of the Company’s ordinary shares, representing approximately 96.07% of the ordinary shares outstanding and eligible to vote and constituting a quorum, were voted at the Annual Meeting.

The Company’s shareholders approved each of the items submitted for approval at the Annual Meeting, as follows:

•            Approval of the 2015 Management Report and the Company’s individual and consolidated annual accounts for the financial year ended December 31, 2015, with 70,842,976 votes in favor, 1,600 votes against and 11,581 abstentions;

•            Approval of the individual annual accounts of the Company as of December 31, 2015, with 70,842,976 votes in favor, 1,600 votes against and 11,581 abstentions;

•            Approval of the allocation of the Company’s annual results, with 70,852,357 votes in favor, 1,600 votes against and 2,200 abstentions;

•            Approval of the consolidated annual accounts of the Company as of December 31, 2015, with 70,842,876 votes in favor, 1,700 votes against and 11,581 abstentions;

•            Approval of discharge to the members of the Board of Directors, with 70,851,907 votes in favor, 700 votes against and 3,550 abstentions;

•            Approval and confirmation of the director co-optations, with 70,813,212 votes in favor, 40,395 votes against and 2,550 abstentions;

•            Renewal of directors as Class II directors for a term ending at the 2019 annual general meeting of shareholders:

(a)     Stuart Gent, with 70,527,727 votes in favor, 326,230 votes against and 2,200 abstentions;

(b)     Alejandro Reynal, with 68,159,007 votes in favor, 2,694,950 votes against and 2,200 abstentions;

(c)     Vishal Jugdeb, with 70,794,717 votes in favor, 59,240 votes against and 2,200 abstentions.

•            Re-appointment of Ernst & Young, a a société anonyme, as the independent registered public accounting firm and approved independent auditor (réviseurs dentreprises agréés) of the Company, with 70,854,257 votes in favor, 700 votes against and 1,200 abstentions.

•            Approval of the Remuneration with respect to the directors of the Company for 2015 and the power granted to the Board of Directors to allocate such amounts between the directors of the Company, with 70,850,907 votes in favor, 4,700 votes against and 550 abstentions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Mauricio Montilha
Mauricio Montilha Chief Financial Officer

Date: June 2, 2016

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